UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 11, 2019

(Date of earliest event reported)

HYLETE, Inc.

(Exact name of registrant as specified in its charter)

California	45-5220524
(State or other incorporation)	(I.R.S. Employer Identification No.)

564 Stevens Avenue,

Solana Beach, CA 92075

(Full mailing address of principal executive offices)

(858) 225-8998

(Issuer’s telephone number, including area code)

Class B Common Stock

Class A Bonds

(Title of each class of securities issued pursuant to Regulation A)

Item 7.          Departure of Certain Officers

On April 11, 2019, Joseph Johnson resigned from his position as Chief Financial Officer of Hylete, Inc. (the “Company”). Ronald Wilson, the Company’s CEO, will serve as the Company’s principal financial officer and principal accounting officer after Mr. Johnson's departure.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYLETE, Inc. By /s/ Ronald Wilson Ronald Wilson Chief Executive Officer Date: April 23, 2019

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